December 30, 2010

David Aviezer, Ph.D.
President and Chief Executive Officer
Protalix Biotherapeutics, Inc.
2 Snunit St., Science Park
POB 455, Carmiel 20100, Israel

  Re: **Protalix Biotherapeutics, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 26, 2010
    File No. 001-33357

Dear Dr. Aviezer:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Jeffrey Riedler
        Assistant Director

cc: James R. Tanenbaum, Esq.
   Joseph Magnas, Esq.
   Neeraj Kumar, Esq.
   Morrison & Foerster LLP
   1290 Avenue of the Americas
   New York, NY 10104-0050